Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 21 - 2006

JULY 6, 2006
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES NEW PROPERTY ACQUISITIONS

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) announces that, after extensive negotiations over the past several months, it has signed a letter of intent to acquire a 100% interest in the Joanna Property, which hosts a former gold producer, located in the middle of the Cadillac Break gold corridor.  The Company has also acquired, by staking, 80 claims in the Kipawa area, south of Rouyn-Noranda, Quebec, which is being targeted for gold and uranium.

David Hall, Aurizon’s Chairman and Chief Executive Officer, said “These acquisitions are consistent with Aurizon’s growth strategy of developing quality assets with long-term development potential.  Both properties are located in mining friendly Quebec, close to our existing Casa Berardi project, and have good potential for long-term growth.”

He added: “There is evidence that the Joanna property contains large areas of mineralized sediments. We will begin exploration immediately.  The course of action at Kipawa will be determined by the results of a soil survey currently underway.  These two new exploration projects will complement our ongoing focus to bring Casa Berardi into production by year-end.”

Joanna Property

Aurizon has signed a letter of intent to acquire, by way of option, a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, from 90569 Canada Inc.  The property comprises 67 claims and is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117.  Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre stretch.  The property was mined previously from underground to a maximum depth of 200 metres.  Historic production grades were estimated at
6.5 grams/tonne gold.  Aurizon plans to initiate an aggressive surface drill program to test the dip potential of the property to a depth of at least 500 metres.

To earn a 100% interest in the Joanna Property, the Company will be required to incur exploration expenditures of $3.5 million over three years, pay an aggregate of $500,000, in cash and/or shares, and issue 50,000 shares subject to regulatory approval.

Kipawa Property

Aurizon has also acquired 80 claims in the Kipawa area, 100 kilometres south of Rouyn-Noranda, Quebec.  The region has been targeted for its gold-uranium association, based on a regional gold anomaly in stream sediments.  A till sampling program, which will test for heavy minerals to locate dispersion trains related to stream sediment anomalies, has recently been completed.  Assays are still pending on the 230 samples taken.  A contract has been awarded for a combined airborne radiometric and electric geophysical survey.  Field prospecting and till sampling using smaller spacing will be completed once the results from the first phase of sampling are received.

Quality Control

Planning of the till sampling program, drill hole planning, implementation and the quality control program is being supervised by Martin Demers, P.Geol., Principal Geologist Exploration, a qualified person as defined by National Instrument 43-101.

Aurizon Mines Ltd.

Aurizon Announces New Property Acquisitions
July 6, 2006

Additional Information

All other information concerning Aurizon is available on the Aurizon website at www.aurizon.com and www.sedar.com.

About Aurizon

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project in north-western Quebec, and increasing gold production by accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Casa Berardi has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.

Casa Berardi is accessible by road, is permitted and is on the Hydro Quebec power grid.

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.